UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

COMVERSE, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

20585P105
(CUSIP Number)

September 11, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20585P105	13G	Page 2 of 12

1	NAME OF REPORTING PERSONS

Obsidian Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER
5
0
SHARED VOTING POWER
6
760,000
SOLE DISPOSITIVE POWER
7
0
SHARED DISPOSITIVE POWER
8
760,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

760,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*Based on the number of shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of September 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2014.

CUSIP No. 20585P105	13G	Page 3 of 12

1	NAME OF REPORTING PERSONS

Carl D. Berg, individually and as trustee of the Carl Berg GST Exempt 2012 Trust and Berg Family 2010 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER
5
79,500
SHARED VOTING POWER
6
1,157,885
SOLE DISPOSITIVE POWER
6
79,500
SHARED DISPOSITIVE POWER
8
1,157,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,237,385
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, OO

*Based on the number of shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of September 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2014.

CUSIP No. 20585P105	13G	Page 4 of 12

1	NAME OF REPORTING PERSONS

Carl Berg GST Exempt 2012 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER
5
0
SHARED VOTING POWER
6
46,000
SOLE DISPOSITIVE POWER
7
0
SHARED DISPOSITIVE POWER
8
46,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*Based on the number of shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of September 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2014.

CUSIP No. 20585P105	13G	Page 5 of 12

1	NAME OF REPORTING PERSONS

Berg Family 2010 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER
5
0
SHARED VOTING POWER
6
22,500
SOLE DISPOSITIVE POWER
7
0
SHARED DISPOSITIVE POWER
8
22,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*Based on the number of shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of September 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2014.

CUSIP No. 20585P105	13G	Page 6 of 12

1	NAME OF REPORTING PERSONS

Matthew W. Etheridge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER
5
92,000
SHARED VOTING POWER
6
276,645
SOLE DISPOSITIVE POWER
7
92,000
SHARED DISPOSITIVE POWER
8
276,645
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

368,645
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*Based on the number of shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of September 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2014.

CUSIP No. 20585P105	13G	Page 7 of 12

1	NAME OF REPORTING PERSONS

H Brothers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER
5
0
SHARED VOTING POWER
6
276,645
SOLE DISPOSITIVE POWER
7
0
SHARED DISPOSITIVE POWER
8
276,645
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,645
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*Based on the number of shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of September 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2014.

CUSIP No. 20585P105	13G	Page 8 of 12

1	NAME OF REPORTING PERSONS

Heyman Enterprise LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER
5
0
SHARED VOTING POWER
6
276,645
SOLE DISPOSITIVE POWER
7
0
SHARED DISPOSITIVE POWER
8
276,645
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,645
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*Based on the number of shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of September 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2014.

CUSIP No. 20585P105	13G	Page 9 of 12

Item 1.

(a)	Name of Issuer:

Comverse, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

200 Quannapowitt Parkway, Wakefield, MA  01880.

Item 2.

(a)	Name of Person Filing:

This statement is filed on behalf of Obsidian Management LLC, a Delaware limited liability company, Carl D. Berg, the Carl Berg GST Exempt 2012 Trust, a New York trust, the Berg Family 2010 Trust, a New York trust, Matthew W. Etheridge, H Brothers LLC, a Delaware limited liability company, and Heyman Enterprise LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be construed as an admission by the Reporting Persons that a group exists.  Furthermore, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

The agreement between the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached as Exhibit 1.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is c/o H Brothers LLC, 667 Madison Avenue, New York, New York  10065.

(c)	Citizenship:

Obsidian Management LLC, H Brothers LLC and Heyman Enterprise LLC are organized under the laws of the State of Delaware.  The Carl Berg GST Exempt 2012 Trust and the Berg Family 2010 Trust are organized under the laws of the State of New York.  Carl D. Berg and Matthew W. Etheridge are citizens of the United States of America.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share, of Comverse, Inc. (“Common Stock”).

(e)	CUSIP Number:

20585P105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

CUSIP No. 20585P105	13G	Page 10 of 12

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Obsidian Management LLC, 760,000 shares of Common Stock
Carl D. Berg, 1,237,385 shares of Common Stock
Carl Berg GST Exempt 2012 Trust, 46,000 shares of Common Stock
Berg Family 2010 Trust, 22,500 shares of Common Stock
Matthew W. Etheridge, 368,645 shares of Common Stock
H Brothers LLC, 276,645 shares of Common Stock
Heyman Enterprise LLC, 276,645 shares of Common Stock

(b)	Percent of class:*

Obsidian Management LLC, 3.4% Carl D. Berg, 5.5% Carl Berg GST Exempt 2012 Trust, 0.2% Berg Family 2010 Trust, 0.1% Matthew W. Etheridge, 1.6% H Brothers LLC, 1.2% Heyman Enterprise LLC, 1.2%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Carl D. Berg, 79,500 shares of Common Stock Matthew W. Etheridge, 92,000 shares of Common Stock Other Reporting Persons, 0 shares of Common Stock

(ii) Shared power to vote or to direct the vote:

Obsidian Management LLC, 760,000 shares of Common Stock
Carl D. Berg, 1,157,885 shares of Common Stock
Carl Berg GST Exempt 2012 Trust, 46,000 shares of Common Stock
Berg Family 2010 Trust, 22,500 shares of Common Stock
Matthew W. Etheridge, 276,645 shares of Common Stock
H Brothers LLC, 276,645 shares of Common Stock
Heyman Enterprise LLC, 276,645 shares of Common Stock

CUSIP No. 20585P105	13G	Page 11 of 12

(iii)	Sole power to dispose or to direct the disposition of:

Carl D. Berg, 79,500 shares of Common Stock Matthew W. Etheridge, 92,000 shares of Common Stock Other Reporting Persons, 0 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

Obsidian Management LLC, 760,000 shares of Common Stock
Carl D. Berg, 1,157,885 shares of Common Stock
Carl Berg GST Exempt 2012 Trust, 46,000 shares of Common Stock
Berg Family 2010 Trust, 22,500 shares of Common Stock
Matthew W. Etheridge, 276,645 shares of Common Stock
H Brothers LLC, 276,645 shares of Common Stock
Heyman Enterprise LLC, 276,645 shares of Common Stock

*Based on the number of shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of September 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2014.

As of the date of this filing:  (a) Obsidian Management LLC may be deemed to beneficially own 760,000 shares of Common Stock; (b) Carl D. Berg may be deemed to beneficially own 1,237,385 shares of Common Stock, consisting of (i) the aforementioned shares held by Obsidian Management LLC (of which he is a member); (ii) 200,740 shares of Common Stock held in accounts over which he may exercise investment discretion (including those of the Carl Berg GST Exempt 2012 Trust and Berg Family 2010 Trust); and (iii) 276,645 shares of Common Stock held by H Brothers LLC (to which he provides portfolio management services); (c) Matthew W. Etheridge may be deemed to beneficially own 368,645 shares of Common Stock, consisting of the aforementioned shares held by H Brothers LLC (to which he provides portfolio management services) and 92,000 held in accounts over which he may exercise investment discretion; (d) H Brothers LLC may be deemed to beneficially own 276,645 shares of Common Stock; and (e) Heyman Enterprise LLC may be deemed to beneficially own 276,645 shares of Common Stock, consisting of the aforementioned shares held by H Brothers LLC (of which it is a managing member).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 20585P105	13G	Page 12 of 12

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2014

OBSIDIAN MANAGEMENT LLC

By:	/s/ Carl D. Berg
	Name:	Carl D. Berg
	Title:	Member

/s/ Carl D. Berg
CARL D. BERG

/s/ Carl D. Berg
CARL D. BERG, not individually, but solely as trustee of the CARL BERG GST EXEMPT 2012 TRUST and the BERG FAMILY 2010 TRUST

/s/ Matthew W. Etheridge
MATTHEW W. ETHERIDGE

H BROTHERS LLC

By:	Heyman Enterprise LLC, its managing member

By:	/s/ Lazarus S. Heyman
	Name:	Lazarus S. Heyman
	Title:	Managing Member

HEYMAN ENTERPRISE LLC

By:	/s/ Lazarus S. Heyman
	Name:	Lazarus S. Heyman
	Title:	Managing Member